Exhibit 99.1

VIA ELECTRONIC TRANSMISSION

June 24, 2013

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	NORTHCORE TECHNOLOGIES INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on June 21, 2013 to the registered shareholders:

1 Proxy with Request for Financial Statements - Registered Holders

2 Letter of Transmittal

3 Proxy Return Envelope

Yours truly,
EQUITY FINANCIAL TRUST COMPANY

"Steven Nguyen"
Relationship Manager
snguyen@equityfinancialtrust.com